Exhibit 12
JOHNSON CONTROLS, INC.
COMPUTATION OF RATIO OF EARNINGS TO
FIXED CHARGES
(Dollars in millions)

Six Months Ended
March 31, 2005
Net income from continuing operations	$210.0
Provision for income taxes	13.8
Minority interests in net earnings of subsidiaries	33.1
Income from equity affiliates	(28.3)
Distributed income of equity affiliates	2.3
Amortization of previously capitalized interest	3.7
Fixed charges less capitalized interest	107.8

Earnings	342.4

Fixed charges:
Interest incurred and amortization of debt expense	67.7
Estimated portion of rent expense	45.8

Fixed charges	113.5
Less: Interest capitalized during the period	(5.7)

Fixed charges less capitalized interest	107.8

Ratio of earnings to fixed charges	3.0

For the purpose of computing this ratio, “earnings” consist of income from continuing operations before income taxes, minority interest in earnings or losses of consolidated subsidiaries and income from equity affiliates plus (a) amortization of previously capitalized interest, (b) distributed income from equity affiliates and (c) fixed charges, minus interest capitalized during the period. “Fixed charges” consist of (a) interest incurred and amortization of debt expense plus (b) the portion of rent expense representative of the interest factor.

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